Exhibit 21.1
SUBSIDIARIES

Name of Subsidiary	State of Incorporation	Name Under Which Subsidiary Is Doing Business

Non-Invasive Monitoring Systems of Florida, Inc.	Florida	Non-Invasive Monitoring Systems of Florida, Inc.

NIMS of Canada, Inc.	Ontario, Canada	NIMS of Canada, Inc.